AN INTRODUCTION TO

Endowment-style investing, for everyone.

For decades multi-billion dollar university endowments have invested beyond stocks and bonds. Learn how their strategy works, and how Ivy Invest is bringing their approach to you – the individual investor.

SAN FRANCISCO • CALIFORNIA

AUGUST 2026

★★★★★ 5.0 Rating on App Store

SEC Registered Fund

$1,000 Minimum

Quarterly Liquidity

CONTENTS

A primer in five parts.

A short guide to what we do, the endowment investment model we follow, the assets we hold, why we believe it works, and the people running it.

MEET IVY INVEST

Endowment-style investing, built for individual investors.

Ivy Invest is an investment platform that gives ordinary investors access to the same kind of diversified, long-term investment approach that Ivy League endowments and large foundations have used for decades.

THE IDEA

Wealthy institutions — universities like Yale and Columbia, public schools like UVA and University of Texas, and non-profits like the Rockefeller and Ford Foundations — invest very differently than the average American. By practicing an endowment-style investment approach, these institutions have historically grown and sustained their wealth over many decades.

They take advantage of being patient, long-term investors to build portfolios that can capture upside during bull markets and provide downside protection in bear times.

THE FUND

We don't think it's fair that only the wealthiest institutions have access to the benefits of this proven long-term investment strategy. Instead, we've built a single fund that holds public and private market investments, and is available to everyone.

With active asset allocation and manager selection run by an experienced endowment and foundation professional, the Institutional Investment Strategy Fund ("IISF") is designed to help individual investors take advantage of their own illiquidity premium.[1]

> *"Ivy Invest brings endowment-style investing to everyone. This is how multi-billion dollar endowments and foundations have invested for decades. Now you can too."*
>
> WENDY LI · CHIEF INVESTMENT OFFICER

8	~3%[1]	20
institutional asset classes held in one fund	historical extra annual return from the illiquidity premium	years of institutional investment experience

A PROVEN APPROACH

Ivy Invest follows the approach refined by decades of institutional capital.

The endowment model is a long-horizon, diversified approach that allocates capital across public and private markets — leaning on patience and skilled manager selection to generate returns that traditional stock-and-bond portfolios can't reach on their own.

Three principles that guide the approach



01 • PATIENCE AS AN ASSET

Endowments invest with multi-year horizons. That long time frame lets them hold illiquid assets — private equity, venture capital, real assets — that historically have offered higher returns versus public market counterparts.



02 • ASSET ALLOCATION AS THE PRIMARY DECISION

Asset allocation and portfolio construction, we believe, are the most important decisions in the investment process. The mix of equities, income, and diversifying assets — not individual stock picks — impacts the long-term outcomes, and informs how much and what type of risk is taken in the portfolio.



03 • SKILLED MANAGERS WITHIN EACH CLASS

Every asset class and investment strategy requires a distinct skill set. Within private credit, for example, some fund managers specialize in direct lending and others in asset-based lending. A rigorous manager selection process identifies the funds best suited to execute on the desired strategies inside each part of the IISF portfolio.

THIS IS NOT THE TRADITIONAL 70/30

The endowment asset allocation.

The most striking feature of endowment portfolios is how little they resemble a typical retail investor's account. Where a conventional investor might hold 70% stocks and 30% bonds, large endowments tend to allocate more to alternative assets — often more than half the portfolio.

ASSET CLASS	TYPICAL ENDOWMENT	TRADITIONAL 70/30
Public Equities	25-35%	70%
Private Equity & Venture Capital	25-35%	0%
Hedge Funds	10-20%	0%
Real Assets	10-15%	0%
Fixed Income / Cash	5-10%	30%

Sources: Yale Investments Office, Harvard Management Company, Vanguard. Data approximate.

WHY SO MANY ALTERNATIVES?

Each alternative asset class serves a specific purpose in the portfolio:

▷ Private Equity & Venture Capital

Targets high-quality and/or high growth companies unavailable in public markets. The illiquidity premium — the extra return for locking up capital — has historically added 3-4% annually above comparable public equity exposure.[1]

▷ Hedge Funds

Seeks returns uncorrelated with stock and bond markets, providing stability during downturns. As an example, Yale’s hedge fund book has been a major source of risk-adjusted alpha.

▷ Real Assets

Real estate, infrastructure, timber, and natural resources can provide inflation protection and steady income streams, acting as a ballast against equity volatility.

DIVERSIFICATION IN EVERY SHARE

Three categories. Eight asset classes. One portfolio.

We break the investment universe into a few broad categories based on their risk/return attributes and roles in the portfolio: equities, income, and diversifiers. Within each, Ivy Invest's Institutional Investment Strategy Fund invests in experienced institutional asset managers selected through a rigorous due diligence process.



Private Equity	21.4%
Public Equities	40.5%
Fixed Income	10.6%
Private Credit	6.3%
Hedge Funds	3.0%
Private Real Estate	6.7%
Private Infrastructure	5.6%
Special Situations	5.8%

Ivy Invest Fund allocations as of 07/30/2026. Allocation subject to change.

WHY THESE ASSETS WORK

Equities lead. Income and diversifiers fill it out.

Three categories of return, eight institutional asset classes — chosen by their role in the portfolio.

Equities

GROWTH • HIGHEST RETURN POTENTIAL

Ownership in companies offers the highest return historically and has been the strongest performer over market cycles. Equity investments may also have the greatest potential risk of loss.

- Public Equities
- Private Equity

Income

STABILITY • YIELD • DOWNSIDE MITIGATION

Investments that generate returns from current income and yield.

- Fixed Income
- Private Credit

Diversifiers

EQUITY-LIKE RETURNS • LOW CORRELATION

Strategies that aim to deliver equity-like returns with low beta or correlation to equities. The specific mix depends on which opportunities are attractive across public and private markets.

- Hedge Funds
- Real Estate
- Infrastructure
- Special Situations

PATIENCE, REWARDED

The illiquidity premium.

One of the most powerful — and least understood — sources of return in the endowmentmodel is the illiquidity premium: the additional return investors earn simply for agreeing to lock up their capital for a period of time.

Most individual investors require that their money be accessible at all times. Endowments, by contrast, can commit capital for 7–12 years to private funds. This patience is rewarded. Research from Cliffwater (2025), "Long-Term Private Equity Performance 2000–2024," which estimates a 4.1% private equity premium over public markets.

ASSET CLASS	EST. ILLIQUIDITY PREMIUM	LOCK-UP PERIOD
Private Equity	3-4%/year	7-12 years
Venture Capital	3-5%/year	10+ years
Real Estate	1-3%/year	3-7 years
Hedge Funds	1-2%/year	1-3 years

THE KEY INSIGHT

Most retail investors cannot access the illiquidity premium because they can't afford to lock up capital, don't meet minimum investment thresholds (often $1M+), or lack access to private fund managers. Ivy Invest is built to change that.

DATA SOURCES & METHODOLOGICAL REFERENCES

Private Equity Premium
Research from Franzoni, Nowak & Phalippou (2012, Journal of Finance), "Private Equity Performance and Liquidity Risk," estimates the unconditional illiquidity premium in private equity at approximately 3% per year. See also Cliffwater (2025), "Long-Term Private Equity Performance 2000–2024," estimates a 4.1% private equity premium over public markets. Past performance is no guarantee of future results.

Venture Capital
Historical vintage-year performance data via Cambridge Associates US Venture Capital Index.

Real Estate & Hedge Funds
Cliffwater State Pension Fund Performance Long-Term Reports & Barth & Monin (2020) hedge fund structural liquidity analysis.

ADVANTAGES OF THE MODEL

Four advantages that compound over time.

Patience, breadth, active allocation, and skilled managers. Each contributes its own edge, and together, they're why endowments have historically outperformed traditional portfolios over multi-decade horizons.[2]

01

The illiquidity premium

The additional return investors earn simply for agreeing to lock up their capital for a period of time — historically about 3% a year[3] compared with public investments. Over the last 20 years, private equity investors have earned 4% additional annualized return[4] over those who invested only in global stocks.

02

Broader opportunity set

Most individual investors choose from mutual funds, ETFs, stocks, and bonds — a menu where many items look remarkably similar. Endowment-style portfolios reach further: private equity, venture capital, private credit, real estate, infrastructure, special situations.

03

Active asset allocation

In certain market conditions, an allocation that leans toward equities is more attractive; in others, credit-oriented investments may offer better risk-adjusted return potential. Active asset management, led by an experienced investment team, keeps the portfolio consistently well-positioned for changing markets.[5]

04

Rigorous manager selection

Within each asset class, the Fund invests with institutional managers chosen through a rigorous due diligence process. The skills that win in infrastructure are not typically the skills that win in distressed credit, and matching the right manager to the right strategy is where additional return can be found.

YOUR PORTFOLIO MANAGER

Wendy Li,
Chief Investment Officer.

> *"I started Ivy Invest to build the product that I personally have always wanted."*



Before founding Ivy Invest, Wendy spent her career as an institutional investor managing billions of dollars for some of New York's largest endowments and foundations.

Most recently, Wendy was Managing Director of Investments at the Mother Cabrini Health Foundation ("MCHF"), where she developed the foundation's investment strategy, sourced and executed investments across asset classes, and exercised day-to-day management over MCHF's **$4B portfolio**.

Prior to MCHF, she held similar responsibilities at UJA-Federation of New York. She began her career in the Investment Office of the Metropolitan Museum of Art.

CREDENTIALS

- Columbia University
- CFA[6] charterholder
- 20 years of institutional investment experience

INVESTMENT PHILOSOPHY

Long-term horizon
Better decisions over cycles; access to less-liquid opportunities.

Equity focus
A large, consistent allocation across public and private equities.

Diversification
Traditional + alternative assets for better risk-adjusted returns.

Risk management
A default mindset — diversification, liquidity, leverage discipline.

Manager selection
Picking high quality specialist managers with the greatest expertise in their strategies is key to generating strong returns.

MEET THE FOUNDERS

A team of experienced builders and investors.

We are a team of experienced builders and investors who are passionate about creating a better future for everyone.



Matt Pauker

CHIEF EXECUTIVE OFFICER

Matt is a serial entrepreneur who previously co-founded Voltage Security (acquired by HP Enterprise) and 21 (acquired by Coinbase). BS in Computer Science from Stanford University.



Wendy Li

CHIEF INVESTMENT OFFICER

Before founding Ivy Invest, Wendy spent her career as an institutional investor managing billions of dollars for some of New York's largest endowments and foundations. BA in Economics, Columbia University. CFA Charterholder.[6]



Arash Ghodoosi

CHIEF TECHNOLOGY OFFICER

Arash previously founded the stock visualization app Spulse, built YouTube's location tagging, and worked as a software engineer at Dropcam (acquired by Google). MS in Computer Science, Stanford; BS in Mathematics, UCLA.

— IN CLOSING

Build wealth like you came from it.

An endowment-style fund, with active asset allocation and manager selection run by an experienced institutional Chief Investment Officer — designed to help individual investors take advantage of their own illiquidity premium.



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The Institutional Investment Strategy Fund ("IISF" or "Fund") is an investment company registered under the Investment Company Act of 1940. IISF is a closed-end fund operating as an interval fund that makes quarterly repurchase offers, and as such provides limited liquidity. The Fund commenced operations on March 5, 2024. An investor should consider the investment objective, risks, charges, and expenses of an investment. All investing involves risk including the possible loss of principal. Shares in the Fund are highly illiquid and can be sold by shareholders only in the quarterly repurchase program of the Fund, which allows for up to 5% of the Fund's outstanding shares at NAV to be redeemed each quarter. Due to transfer restrictions and the illiquid nature of the Fund's investments, you may not be able to sell your shares when, or in the amount that, you desire. The Fund's quarterly repurchase policy may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise do so and may also result in an increase in the Fund's expense ratio. The Prospectus contains this and other information — read it carefully before investing. Past performance is no guarantee of future results.

FOOTNOTES

1. Source: Research from Franzoni, Nowak & Phalippou (2012, Journal of Finance), "Private Equity Performance and Liquidity Risk," estimates the unconditional illiquidity premium in private equity at approximately 3% per year. See also Cliffwater (2025), "Long-Term Private Equity Performance 2000–2024," which estimates a 4.1% private equity premium over public markets. Past performance is no guarantee of future results.
2. Over the 20 years ending June 2024, large university endowments (over $1B in assets) generated higher median annualized returns than a traditional 70% stock / 30% bond benchmark, per the NACUBO-Commonfund Study of Endowments (2024) and Cambridge Associates endowment benchmarks. Past performance is no guarantee of future results.
3. Source: Research from Franzoni, Nowak & Phalippou (2012, Journal of Finance), "Private Equity Performance and Liquidity Risk," estimates the unconditional illiquidity premium in private equity at approximately 3% per year.
4. Cliffwater (2025), "Long-Term Private Equity Performance 2000–2024," which estimates a 4.1% private equity premium over public markets. Past performance is no guarantee of future results.
5. Active allocation does not guarantee investment success.
6. The Chartered Financial Analyst (CFA) designation is awarded by the CFA Institute to investment professionals who pass three sequential exams and complete several years of qualified work experience.